June 26, 2008
Rebecca A. Marquigny
Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street, NW
Room 5206
Washington D.C. 20549

Re:	Principal Life Insurance Company Variable Life Separate Account
Response to Oral Comments of June 18, and June 19, 2008; Pre-Effective Amendment No. 2 to the
Registration Statement on Form N-6 filed June 10, 2008
File Nos. 333- 146896 & 811-05118
Dear Ms. Marquigny:
Thank you for your time and attention during our telephone conferences on June 18 and 19, 2008. This letter is in response to the Staff’s comments you provided during those conversations regarding the above referenced Pre-effective Amendment to Registrant’s Registration Statement on Form N-6 as filed on June 10, 2008 (the “Pre-effective Amendment”) and Registrant’s letter dated June 9, 2008 to the Staff responding to Staff’s comments delivered in a telephone conference on March 5, 2008. In order to facilitate your review of Registrant’s responses, we have set forth below summaries of each of the Staff’s oral comments (numbered and in italics) immediately followed by Registrant’s response and, where appropriate, Registrant’s proposed revised language for the prospectus. All proposed revisions are a blackline comparison to the disclosure contained in the Pre-Effective Amendment. Page number references correspond to the courtesy copy of the Pre-Effective Amendment previously provided to the Staff.
RESPONSES TO STAFF COMMENTS
COMMENT 1. In the CHARGES AND DEDUCTIONS section of the prospectus, include applicable percentage or dollar amount for each policy and rider charge. Disclose any charges that are overlapping.
RESPONSE: Registrant has modified the CHARGES AND DEDUCTIONS narrative, beginning at page 14, to ensure that applicable percentages or dollar amounts are included and to clarify that the policy charges are not intended to be overlapping. Registrant has also expanded CHARGES AND DEDUCTIONS to include narrative for each of the rider charges.

The specific CHARGES AND DEDUCTIONS responses follow~~s~~:
     Premium Expense Charge (Sales Charge and Taxes): Registrant will revise the narrative description in the first paragraph of the Premium Expense Charge (on page 1~~6~~5) to provide added clarity, as follows:
“When we receive your premium payment, we deduct a premium expense charge. The sales charge is intended to pay us for distribution and other expenses relating to sales of the Policy, including initial commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising.”
     Surrender Charge: The narrative discloses that the “surrender charge compensates us for expenses relating to the sale of the Policy”. The surrender charge is incurred only if the Policy is surrendered within the first 14 years of the Policy (or face increase, if applicable); the charge declines over the duration of the surrender charge period. The surrender charge is intended to allow Registrant to recover the costs of sale and distribution that it would otherwise recover under the premium expense charge if the Policy were to continue in existence.
Registrant respectfully submits that prospectus readability is best served by continuing to locate the detailed (and lengthy) Surrender Charge Rate Table and the Surrender Charge Percentage Table at Appendix A and B, respectively.
     Transfer Fees: Registrant will revise the narrative in the first paragraph (pa~~t~~ge 16) as follows:
     “Currently there is no charge for making an unscheduled division transfer. However, we reserve the right to impose a transfer fee of up to $25 on each unscheduled division transfer after the first unscheduled division transfer in a policy year. A transfer fee is intended to reimburse us for our additional separate account operation expenses related to multiple unscheduled division transfers. Policyowners will not be provided prior notice if we begin imposing the transfer fee; however, if imposed, the transfer fee will apply to all policyowners in a non-discriminatory fashion.”
     Monthly Policy Charge: Cost of Insurance Charge: Registrant will insert ~~a new third~~ the following at the end of the first paragraph (on page 16) as follows:
“The cost of insurance rate is based on the insured’s gender*, issue age, tobacco status, and risk classification. The cost of insurance rate ranges from a maximum of $83.33 per $1,000 net amount at risk to $0.01 per $1,000 net amount at risk.
•	The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.”

     Monthly Policy Charge: Asset Based Charge: Registrant will revise the first paragraph (page 17) as follows:
“The asset based charge reimburses us for expenses associated with the maintenance, accounting and recordkeeping of the divisions of the Separate Account. In addition, this charge reimburses us for service fees (a trail commission) paid to the registered representative.”
     Monthly Policy Charge: Monthly Administration Charge: Registrant respectfully submits that this narrative is sufficient because it discloses the dollar amount of the monthly administration charge and specifies that the charge is to reimburse us for the costs of maintaining the Policy.
     Monthly Policy Charge: Monthly Policy Issue Charge: Registrant will revise the first paragraph (page 17) as follows:
     “This charge reimburses us for the expenses associated with Policy issue, including underwriting and setting up policy records. The monthly policy issue charge applies per $1,000 of face amount and varies by gender (if applicable), age, tobacco status, and risk classification; the charge ranges from a minimum of $0.07 to a maximum of $1.09 per $1,000 face amount. Currently, this charge is applied for fifteen years from policy issue or face amount increase; however, we reserve the right, after providing prior written notice to policyowners, to apply this charge in all years. Any face amount increase will have its own monthly policy issue charge.”
     Optional Insurance Benefits: Registrant will revise this section to delete the existing text (page 17) and to insert in lieu thereof a narrative for each of the riders, as follows:
“Accelerated Benefits Rider: There is no charge for this rider; however, if death proceeds are advanced pursuant to the rider, a lien is imposed on the policy value and death benefit in an amount equal to the advance plus interest charged during the advance period. Interest charged is at an annual rate of 5.50%. Interest accrues daily and is added to the death benefit advance on the policy anniversary. We may, in the future, charge a one-time maximum administrative fee of $150.
“Accidental Death Benefit Rider: The charge for this rider is taken monthly and is based on individual characteristics of the insured (i.e., gender (if applicable), age, tobacco status, and risk classification). The monthly rate ranges from $0.03 to $0.14 per $1,000 of the rider benefit.

“Change of Insured Rider: There is no charge for this rider.
“Cost of Living Increase Rider: There is no charge for this rider; however, when there is a cost of living increase to the policy face amount, the monthly policy charge and surrender charge ~~also~~ will be increased proportionally.
“Death Benefit Advance Rider: There is no charge for this rider; however, if death proceeds are advanced pursuant to the rider, a lien is imposed on the policy value and the death benefit in an amount equal to the advance plus interest. Interest accrues daily at an annual rate guaranteed not to exceed 18% and is added to the death benefit advance on the policy anniversary. We may, in the future, charge an administrative fee of up to $150 for each death benefit advance.
“Death Benefit Guarantee Rider: There is no charge for the rider; however, the guarantee provided by the rider requires payment of certain minimum premium amounts that vary based on the individual characteristics of the insured (age, gender, tobacco status, and risk classification).
“Extended Coverage Rider: There is no charge for this rider.
“Life Paid-Up Rider (Overloan Protection): There is no charge for the rider unless the rider benefits commence. If the rider benefits commence, there is a one-time charge guaranteed not to exceed 7.5% of the policy value (for policies using the guideline premium test) and 13.5% of the policy value (for policies using the cash value accumulation test) that is taken from the policy value.
“Return of Cost of Insurance Rider: There is no charge for this rider.
“Salary Increase Rider: The charge for this rider is taken monthly at a ~~monthly~~ rate of $0.13 per $1,000 of rider benefit in excess of $30,000.
“Surrender Charge Adjustment Rider: The charge for this rider is an added sales charge (independent of the sales charge applicable to all Policies) of 0.25% (of total premiums paid) in policy year one only.
“Waiver of Monthly Policy Charges Rider: There is a monthly charge for this rider and it varies based on the attained age, risk classification and gender of the insured. The monthly charge is guaranteed not to be less than nor to exceed $0.01 and $0.51 per $1,000 net amount at risk, respectively.
“Waiver of Specified Premium Rider: There is a monthly charge for this rider. It varies based on the attained age, risk classification and gender of the insured. The monthly charge is guaranteed not to be less than nor to exceed $0.15 and $0.94 per $100 of planned periodic premium.”
COMMENT 2: Please inform the Staff whether Registrant intends to include or to omit illustrations in the Registration Statement.
RESPONSE: Registrant intends to omit illustrations from the Registration Statement ~~and has modified the Registration Statement to delete all references to illustrations within the Registration Statement [see pages 21, 22, 23, 31, 32, 44 and 66 and Appendix D of the June 10th Registration Statement~~ to that end, Registrant deleted Appendix D in the Pre-Effective Amendment and Attachment A (Illustration Sample Calculation) that was erroneously included in its Response Letter filed June 10th]. The Registration Statement refers the applicant to the registered representative or the home office to obtain personalized illustrations.
COMMENT 3: Explain to the Staff how Part C, Item 28 satisfies Instruction 2.
RESPONSE: As set out in Part C, Item 28, Registrant, which has no subsidiaries, is wholly controlled by Depositor, which is wholly owned and controlled by Principal Financial Group, Inc. Each of these three entities file financial statements with the SEC. Each of the entities listed in Part C, Item 28 of the Registration Statement are directly or indirectly controlled by or under common control with the Depositor (and, thus, the Registrant).
ADDITIONAL CHANGES AND UPDATES PROPOSED BY THE REGISTRANT
(1) Registrant ~~has made~~ proposes to make the following changes to the Registration Statement to harmonize with the ~~following sections of the Pre-Effective Amendment No. 2 (filed on June 10):~~ changes discussed in Response #1, above.
~~•~~ (a)	~~Added two~~ Revise subheadings in TABLE OF CONTENTS/CHARGES AND DEDUCTIONS for
•	Net Policy Loan Charges, and
•	Optional Insurance Benefits Charges
~~•~~ (b)	Revise~~d~~ SUMMARY: FEE TABLES footnote (4) (page 9) to include a reference to the new Optional Insurance Benefits Charges narrative:
~~•~~	“(4) For more information, see CHARGES AND DEDUCTIONS — Optional Insurance Benefits Charges: also, see GENERAL DESCRIPTION OF THE POLICY — Optional Insurance Benefits. ”
~~•~~ (c)	Revise~~d~~ GENERAL DESCRIPTION OF THE POLICY — Optional Insurance Benefits, as follows:
•	Accelerated Benefits Rider

If the Death Benefit Advance Rider is not available to you, we will automatically add the rider to your Policy at issue. This rider allows you to request an advance of a portion of the death benefit if the insured becomes terminally ill. Up to 75% of the face amount, minus any outstanding loan indebtedness and previously paid accelerated benefit, may be requested, up to a maximum of $1,000,000, provided that the insured has been diagnosed as terminally ill and has a life expectancy of less than 12 months. A lien is placed against the policy value and death benefit ~~proceeds~~ in an amount equal to the death benefit advance plus interest charged during the advance period. Interest charged on the advance will not exceed 5.50% annually ~~of death proceeds advanced~~. Interest will accrue daily on the advance at the annual interest rate. Accrued interest is added to the death benefit advance on the policy anniversary and will bear interest ~~at the same rate charged for a policy loan~~. The death proceeds payable upon the death of the insured will be reduced by the amount of the lien. In addition, we may, in the future, charge a one-time maximum ~~an~~ administrative fee of $150 ~~for each death benefit advance~~. Receipt of a death benefit advance may be taxable. Before you make a claim for a death benefit advance, you should seek assistance from your personal tax advisor.
Accidental Death Benefit Rider
This rider provides you an additional death benefit for a fixed amount you determine, but no greater than the face amount, if the insured’s death is caused by accidental means. You may elect the rider at the time of application, or you may add this rider after issue subject to our then current underwriting guidelines. There is a monthly charge for this rider that ranges from $0.03 to $0.14 per $1,000 of the rider benefit. The charge is ~~and the charge varies~~ based on the attained age, risk classification and gender of the insured. You may obtain more information about the charge that would apply to you by contacting your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.
Death Benefit Advance Rider
This rider allows you to receive an advance of a portion of the death benefit if the insured is diagnosed with a terminal illness or catastrophic health condition (as defined in the rider) or is permanently confined to a nursing home. Subject to state availability, this rider is added automatically to all Policies issued with a risk classification of standard or better and not part of a special underwriting program. The maximum amount available is based on the death benefit as of the date the claim is approved. A lien is placed against the policy value and death benefit ~~proceeds~~ in an amount equal to the death benefit advance plus interest charged during the advance period. Interest charged on the advance will not exceed 18% annually of death proceeds advanced. Interest will accrue daily on the advance at the annual interest rate. Accrued interest is added to the death benefit advance on the policy anniversary and will bear interest at the same rate charged for a policy loan. The death proceeds payable upon the death of the insured will be reduced by any loan indebtedness and the amount of the lien. In addition, we may, in the future, charge an administrative fee of up to $150 for each death benefit advance. Receipt of a death benefit advance may be taxable. Before you make a claim for a death benefit advance, you should seek assistance from your personal tax advisor.
Death Benefit Guarantee Rider, revise~~d~~ third paragraph as follows:
The rider may not be added after the Policy has been issued. There is no charge to purchase this rider; however, sufficient premiums are required to be paid in order for the rider benefits ~~provisions~~ to apply.
~~Return of Cost of Insurance Rider~~
~~This rider provides for the return of the cost of insurance charges. The returned charges are credited to the policy value annually on the policy anniversary in equal amounts over a period of five years. The total amount credited is the sum of the cost of insurance charges for the face amount paid up to the time this benefit begins. The benefits begin as of the later of the last day of the 15th policy year or the last day of the insured’s attained age 59 policy year. The benefit is applied according to the premium allocation instructions in effect at that time. If the policy terminates for any reason or becomes paid-up due to the Life Paid-Up Rider, any benefit not credited is forfeited. This rider is added automatically to all Policies.~~
Salary Increase Rider
This rider is available on business owned or business sponsored Policies only and provides increases in the face amount, up to the rider benefit amount, based on salary adjustments without requiring evidence of insurability. The rider benefit amount is any amount you select subject to the then current underwriting guidelines. When exercised, the monthly policy charge of $0.13 per $1,000 of rider benefit in excess of $30,000, and surrender charge will be increased to cover the costs and charges for any increase in the face amount made under this rider. The rider may be elected at any time prior to issue. ~~There is a charge for this rider.~~
•	Deleted and withdrawn any reference to an actuarial opinion with respect to Part C, Item 26(l). Owing to the fact that illustrations are not included in the Registration Statement, the actuarial opinion is no longer necessary.
(2) Corrected scrivener’s errors in POLICY TERMINATION AND REINSTATEMENT — Reinstatement — Minimum Required Premium as follows:
     ~~The NOTE paragraph and next following paragraph are revised as follows:~~
     “NOTE: The minimum required premium during a grace period and the minimum required premium to reinstate a policy are calculated differently. The minimum required premium for reinstatement is calculated so as to allow us to recover monthly policy charges due and unpaid during the grace period and to provide ~~us with~~ enough policy value to pay three monthly policy charges after reinstatement of the Policy. As a result, the minimum required premium for reinstatement will be higher than the minimum required premium for grace period.
     “Reinstatement will be effective on the next monthly date following the date we approve the reinstatement application. Your rights and privileges as owner(s) are restored upon reinstatement. The reinstated Policy will have the same policy date as the original Policy. All minimum premium guarantees will be as if the Policy had never terminated ~~ended~~.”
(3)	Registrant is filing its Pre-Effective Amendment No. 3 concurrently with this letter. That filing includes all financial statements and other exhibits required to complete Part C of the Registration Statement, as well as the revisions discussed in this letter.
(4)	Shortly thereafter, Registrant proposes to file a request for acceleration of effectiveness.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you have any questions or comments regarding this letter or Pre-Effective Amendment No. 3, please contact me. Thank you for assistance with this filing.

Sincerely yours,
/s/ Sarah J. Pitts

Sarah J. Pitts
Counsel
Principal Life Insurance Company
711 High Street
Des Moines, Iowa 50392-0300
(515) 248-3259 (direct)
(866) 496-6527 (fax)
pitts.sarah@principal.com